UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

SYNTHESIS ENERGY SYSTEMS, INC.
 (Name of Issuer)

Common Stock, par value $.01 per share
 (Title of Class of Securities)

871628103
 (CUSIP Number)

July 27, 2015
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ]          Rule 13d-1(b)

[ X ]          Rule 13d-1(c)

[     ]          Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

CUSIP No. 871628103	Page 2 of 5 Pages

1.	Names of Reporting Persons. Andrew M. Lessman
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	4,599,659 1
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	4,599,659 1
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,599,659 1
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person IN

1 Excludes 1,388,889 Shares (as defined herein) underlying warrants that are subject to a blocker restricting their exercise to the extent that the acquisition of the underlying Shares would result in the holder owning more than 4.99% of Shares outstanding, unless 61 days advance notice is provided to the Issuer.

Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Synthesis Energy Systems, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Three Riverway, Suite 300, Houston, Texas 77056

Item 2(a).	Name of Person Filing:

Andrew M. Lessman (“Mr. Lessman”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

430 Parkson Road, Henderson, Nevada 89015

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.01 per share (the “Shares”)

Item 2(e).	CUSIP Number:

871628103

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of July 27, 2015, and the date hereof, Mr. Lessman may be deemed the beneficial owner of 4,599,659 Shares.2  This amount excludes 1,388,889 Shares underlying warrants held by Mr. Lessman, which are subject to a blocker that restricts their exercise to the extent that the acquisition of the underlying Shares would result in Mr. Lessman owning more than 4.99% of Shares outstanding, unless 61 days advance notice is provided to the Issuer.

2 Mr. Lessman acquired 1,388,889 warrants (the “Original Warrants”) in an offering by the Issuer that closed on March 28, 2014.  The Original Warrants have an exercise price of $2.16 and a blocker restricting their exercise to the extent that the acquisition of the underlying Shares would result in the holder owning more than 4.99% of Shares outstanding, unless 61 days advance notice is provided to the Issuer.  See the Form of Warrant attached as Exhibit 4.1 to the Form 8-K filed by the Issuer on March 25, 2014.  On July 27, 2015, the Issuer’s board of directors received a letter from Mr. Lessman’s broker, requesting to exercise 1 million Original Warrants, at an exercise price of $1.00, and receive 1 million new warrants on the same terms as the Original Warrants.  The Issuer’s board of directors approved the request, and 1 million Original Warrants were exercised by Mr. Lessman, and 1 million new warrants were issued to Mr. Lessman, on July 27, 2015.

Item 4(b)	Percent of Class:

As of July 27, 2015, and the date hereof, Mr. Lessman may be deemed the beneficial owner of approximately 5.3% of Shares outstanding. (Based upon information provided by the Issuer, there were 85,638,365 Shares outstanding before Mr. Lessman exercised 1 million warrants on July 27, 2015, which resulted in the issuance of 1 million more Shares, for a total of 86,638,365 Shares outstanding.)

Page 4 of 5 Pages

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	4,599,659
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	4,599,659
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Andrew M. Lessman
Andrew M. Lessman

August 17, 2015

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).